Exhibit 99.1

TransAlta Reports Strong Results for the Fourth Quarter of 2014

Outlook for 2015 is in line with 2014

CALGARY, Alberta (February 19, 2015) — TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) today reported its fourth quarter and full year 2014 financial results. Comparable EBITDA(1) for the fourth quarter 2014 was $301 million compared to $242 million during the same period last year. Comparable Free Cash Flow(1) for the quarter was $104 million, or $0.38 per share, compared to $61 million, or $0.23 per share, during the same period last year. Comparable EBITDA for the full year ending Dec. 31, 2014 totaled $1,036 million, an increase of $13 million from 2013 and slightly better than the expected EBITDA range of $1,005 to $1,025 million.  Comparable Free Cash Flow for the full year ending Dec. 31, 2014 remained in line with 2013 at $295 million.

Strong availability throughout our generation portfolio, continued improved operational performance at Canadian Coal, higher than planned margins delivered by our Energy Marketing team and a robust hedging strategy offset the impact of much lower power prices in the Alberta market. Power prices in Alberta averaged $31/MWh during the fourth quarter of 2014 compared to $48/MWh in the same period last year. For the year, power prices in Alberta averaged $49/MWh compared to $80/MWh in 2013.

“We delivered a strong fourth quarter and achieved both the financial and operational results we expected for the year. These results reflect the positive impact of steadily advancing our competitive position through improved performance at our Canadian Coal fleet and the strengthening of our financial position,” said Dawn Farrell, President and CEO.  “We continue to focus on improving shareholder returns. We are concentrating on meeting our targeted EBITDA and Funds from Operations(1) to fund our dividend, maintain our investment grade credit ratings and grow our business while continuing to be disciplined in our capital allocation process. Having now established an inventory of dropdown opportunities for TransAlta Renewables that we can evaluate within the 2015 to 2017 timeframe, TransAlta is well positioned to make further advances on our debt reduction and growth initiatives for 2015.”

The construction of our Australian natural gas pipeline is progressing as planned and is expected to deliver gas to our Solomon facility by the end of the first quarter. All permits to commence construction of our 150 MW South Hedland combined cycle gas facility have been obtained and we started construction in January. Further progress has been made in Canada by signing a three-year agreement with Alstom to provide maintenance and service at our Canadian Coal operations. The agreement will cover the next 10 major turnarounds.

(1) Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. Free Cash Flow refers to Funds from Operations less sustaining capital, preferred dividends and non-controlling interest payments.  Comparable EBITDA, comparable net earnings attributable to common shareholders, comparable funds from operations, comparable free cash flow, comparable earnings per share, comparable funds from operations per share, and comparable free cash flow per share are not defined under International Financial Reporting Standards (“IFRS”). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings and cash flow trends in comparison with prior periods’ results. Refer to the Non-IFRS Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Comparable net earnings attributable to common shareholders for the full year ending Dec. 31, 2014 was $68 million ($0.25 per share) compared to $81 million ($0.31 per share) in 2013. The decrease in 2014 was primarily due to lower ownership interest in TransAlta Renewables Inc. (“TransAlta Renewables”) following the public offerings of TransAlta Renewables common shares. Reported net earnings attributable to common shareholders for the full year ending Dec. 31, 2014 was $141 million, or $0.52 per share. Comparable net earnings and reported net earnings for the three months ending Dec. 31, 2014 were $46 million and $148 million, respectively.

2015 Outlook

TransAlta targets comparable EBITDA and FFO for 2015 in the range of $1,000 to $1,040 million and $720 to $770 million respectively based on the current outlook for power prices in Alberta and the Pacific Northwest. Sustaining capital expenditures are expected to be in the range of $310 to $340 million which includes three major maintenance turnarounds for TransAlta operated units in the Canadian Coal fleet. Target fleet adjusted availability(2),(3) for the year is 89 per cent to 91 per cent.

Our 2015 outlook is largely in line with our performance in 2014. We expect cost reductions of approximately $20 million due to implementation of the new Alstom contract and operating cost reduction initiative at Canadian Coal as well as contribution of approximately $10 million due to commissioning of the pipeline in Australia and continued strong availability across our portfolio of generating assets. Lower power prices are expected in Alberta and in the Pacific Northwest.  Our contract profile and our prudent hedging strategy significantly mitigate the impact of these lower prices.  We are currently 88 per cent hedged across the fleet for 2015. The average prices of our short-term physical and financial contracts for 2015 are approximately $55 per MWh in Alberta and approximately U.S.$40 per MWh in the Pacific Northwest

TransAlta continues to focus on strengthening its financial position in 2015. The 2015 outlook provides a solid platform to support our dividend and ensure a stronger financial position throughout the commodity cycle.

2015 Key Priorities

•                  Strengthen financial position and maintain investment grade credit ratings

•                  Utilize TransAlta Renewables to access lower-cost equity to improve financial position and fund South Hedland and other growth opportunities at TransAlta

•                  Construction of South Hedland

•                  Pursue options for extending life of the Alberta Coal fleet and investing in the Alberta power market to position TransAlta for the Post-PPA time period

•                  Target on average $40-$60 million of additional EBITDA per year from growth

Recent Strategic Accomplishments

•                  Entered into an agreement with Alstom to provide maintenance for 10 major projects over the next three years at our Keephills and Sundance plants. The agreement is expected to result in estimated direct cost savings of $34 million over the full term.

•                  Assigned BBB-/Stable credit rating by Fitch Ratings. Investment grade credit ratings confirmed by all rating agencies.

•                  Completed a public offering of 6.6 million Series G 5.3 per cent Cumulative Redeemable Rate Reset First Preferred Shares, resulting in gross proceeds of $165 million.

(2) Availability includes assets under generation operations and finance leases and excludes Hydro assets and Equity Investments. Production includes all generating assets, irrespective of investment vehicle and fuel type.

(3) Adjusted for economic dispatching.

•                  Permitted and commenced construction in January 2015 on an AUD$570 million, 150MW combined cycle gas power station in South Hedland, Western Australia, which we will own and operate. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017.

•                  Significantly advanced construction with our joint venture partner on an AUD$178 million natural gas pipeline to our Solomon power station. We hold a 43 per cent interest in the joint venture. The project is on schedule and within budget, with expected commencement of commercial operations in the first quarter of 2015.

•                  Increased our liquidity to $1.6 billion as at Dec. 31, 2014 from $0.9 billion a year earlier. We used liquidity this year in January to repay $500 million of maturing debt.

•                  Ended the fourth quarter with long-term debt of $4.0 billion, down from $4.3 billion at the beginning of 2014, with the stronger U.S. dollar offsetting part of the actual $500 million reduction in debt level.

Fourth Quarter and Full Year Business Line Review by Segment

Comparable EBITDA	3 Months Ended		Year Ended
(in CAD$ millions)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Generation Segment
Canadian Coal	118	68	386	309
U.S. Coal	19	14	62	66
Gas	81	82	309	327
Wind	56	58	177	180
Hydro	20	21	85	147
Total Generation	294	243	1,019	1,029
Energy Marketing Segment	26	20	76	61
Corporate Segment	(19)	(21)	(59)	(67)
Total Comparable EBITDA	301	242	1,036	1,023

Generation Segment

•                  Canadian Coal: Comparable EBITDA increased by $77 million to $386 million in 2014 compared to $309 million in 2013. The improvement from 2013 is primarily driven by increased availability, from 80.9 per cent in 2013 to 88.6 in 2014, and the reduction of coal costs. After assuming operations of the Highvale mine in 2013, we have reduced our annual coal costs by over $30 million year-over-year in 2014 through greater efficiency and productivity and a reduction in transition costs. Our contract profile in Alberta and our hedging strategy significantly mitigated the impact of lower prices in Alberta, in 2014.

•                  U.S. Coal: Comparable EBITDA decreased by $4 million to $62 million in 2014 as 2013 comparable EBITDA included favourable adjustments related to prior period costs and provisions. Margins otherwise increased as we further optimized real-time operations against the spot market and fixed-price contracts.

•                  Gas: Comparable EBITDA decreased by $18 million to $309 million in 2014 compared to $327 million in 2013, primarily due to lower Alberta power prices impacting our Poplar Creek facility and the effects of the new contract in Ottawa.

•                  Wind: Comparable EBITDA was $177 million compared to $180 million in 2013. Increased production from our Wyoming wind facility acquired in December 2013 mostly offset the effects of lower Alberta power prices.

•                  Hydro: Comparable EBITDA decreased by $62 million to $85 million in 2014 compared to 2013 due to the reduced potential to use the flexibility of our portfolio during periods of lower volatility.

Energy Marketing Segment

•                  Comparable EBITDA in 2014 was $76 million, up $15 million from $61 million in 2013 due to our ability to capture arbitrage opportunities and optimize our energy marketing assets during extraordinarily volatile market conditions in the first and fourth quarters of 2014.

Corporate Segment

•                  Corporate overhead costs decreased by $8 million in 2014 compared to 2013 due to a change in the way allocations are made within the organization.

Consolidated Financial Review

Comparable EBITDA totaled $1,036 million in 2014 up from$1,023 million in 2013. Strong availability throughout our generation portfolio, continued improved operational performance at Canadian Coal, strong margins delivered by our Energy Marketing team and a robust hedging strategy offset the impact of much lower power prices in the Alberta market. Comparable funds from operations for 2014 increased $33 million to $762 million as the FFO for 2013 excluded higher amounts of unrealized mark-to-market gains included in EBITDA.

For the year ended Dec. 31, 2014, comparable free cash flow was $295 million, which was the same as 2013, as the increase in comparable FFO was offset by distributions paid to TransAlta Renewables’ public shareholders and improved performance at TransAlta Cogeneration L.P.

Comparable net earnings attributable to common shareholders were $68 million ($0.25 net earnings per share) in 2014 compared to $81 million ($0.31 net earnings per share) in 2013. The decrease in 2014 was primarily due to lower ownership in TransAlta Renewables following the public offerings of TransAlta Renewables common shares, offsetting the increase in comparable EBITDA.

Reported net earnings attributable to common shareholders were $141 million ($0.52 net earnings per share) in 2014 compared to a net loss of $71 million ($0.27 net loss per share) for 2013. The increase in 2014 is attributable primarily to the change in value of certain de-designated and economic hedges in place at U.S. Coal, driven by decreases in future power prices at the end of the year, and the loss on assumption of pension obligations in 2013.  The net earnings for 2013 also include a $56 million settlement of a claim relating to power trading activities in California in 2000 to 2001.

Operating Review

•                  Our availability in 2014, after adjusting for economic dispatching at U.S. Coal, was 90.5 per cent compared to 87.8 per cent last year and higher than our long-term target of 88 to 90 per cent for the year. Availability for the year ended Dec. 31, 2014 increased compared to 2013, primarily due to lower unplanned outages at Canadian Coal.

•                  We completed four major outages in 2014 on TransAlta operated units.

•                  Total sustaining capital expenditures were $342 million for the year compared to $341 million last year, at the lower end of our target range of $335-$365 million for 2014.

Recent Events

Operational Improvements

In November 2014, we entered into an agreement with Alstom to provide major maintenance for our Canadian Coal facilities. The agreement relates to 10 major maintenance projects over the next three years at our Keephills and Sundance plants. Alstom will be accountable for providing its services on budget and on time with a guarantee on performance. The new arrangement is expected to deliver an average 15 per cent cost reduction per turnaround and shorter turnaround times for major maintenance work, resulting in estimated direct cost savings of $34 million over the full term of the agreement.

In January 2015, we initiated a reorganization of the workforce at our Canadian Coal operations to run a stronger and more competitive business. The restructuring results in the elimination of positions, providing anticipated savings of approximately $12 million annually.

Board of Directors Appointments

During the third quarter of 2014, we announced that Mr. P. Thomas Jenkins, OC, CD, and Mr. John. P. Dielwart, had been appointed to our Board of Directors, effective Sept. 1 and Oct. 1, 2014, respectively. The appointments are the result of our ongoing process of evaluating the skills and composition of the Board, planning for succession, and aligning the skills of the Board with the strategic direction of the Corporation.

South Hedland Power Project

In January 2015, we started construction of a 150 MW combined cycle gas power station in South Hedland, Western Australia. The project is estimated to cost approximately AUD$570 million to build, including the cost of acquiring existing equipment from Horizon Power. The development has been fully contracted under 25-year Power Purchase Agreements with Horizon Power, a state owned utility company, and The Pilbara Infrastructure Pty Ltd., a wholly owned subsidiary of Fortescue Metals Group (“FMG”), a mining company. The project may be expanded to accommodate additional customers at later dates. The power station will supply Horizon Power’s customers in the Pilbara region as well as FMG’s port operations. IHI Engineering Australia has been selected as the contractor to construct the power station. Relevant work and environmental permits were received in December 2014. The power station is expected to be commissioned and delivering power to customers in the first half of 2017.

Sale of Preferred Shares

On Aug. 15, 2014, we completed a public offering of 6.6 million Series G 5.3 per cent Cumulative Redeemable Rate Reset First Preferred Shares, resulting in gross proceeds of $165 million. The net proceeds from the offering were used for general corporate purposes, including repaying borrowings under existing credit facilities and funding 2015 debt maturities.

Senior Note Offering

On June 3, 2014, we completed an offering of U.S.$400 million of senior notes, due in June 2017, that carry a coupon rate of 1.90 per cent, payable semi-annually, at an issue price equal to 99.887 per cent of the principal amount of the notes. The net proceeds from the offering were used for general corporate purposes, including repaying borrowings under existing credit facilities and funding 2015 debt maturities.

Secondary Offering of TransAlta Renewables Shares

On April 29, 2014, we completed a secondary offering of 11,950,000 common shares of TransAlta Renewables at a price of $11.40 per common share. As a result of the offering, we received gross proceeds of approximately $136 million (net proceeds of approximately $129 million after issuance costs). The net proceeds from the offering were used to reduce indebtedness. Following completion of the offering, we own approximately 70.3 per cent of the common shares of TransAlta Renewables.

Australia Natural Gas Pipeline

On Jan. 15, 2014, we formed the Fortescue River Gas Pipeline Joint Venture to build, own, and operate an AUD$178 million, 270 kilometre natural gas pipeline from the Dampier to Bunbury Natural Gas Pipeline to our Solomon power station. Usage of the pipeline has been contracted to FMG to supply gas for the Solomon gas-fired facilities under a 20-year agreement. We hold a 43 per cent interest in the joint venture through a wholly owned subsidiary. The project is on schedule and within budget. Construction is being finalized and commercial operations are expected to begin in March 2015. In addition to our portion of the pipeline cost, AUD$14 million in plant retrofitting costs were incurred to allow the Solomon power station to burn gas instead of diesel, which will provide a return over time through increased lease payments.

Fourth Quarter and Year Ended Dec. 31 2014 Highlights

	3 Months Ended		Year Ended
In $CAD millions, unless otherwise stated	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Adjusted availability (%)	93.2	91.8	90.5	87.8
Production (GWh)	12,207	12,640	45,002	42,482
Revenue	718	587	2,623	2,292
Comparable EBITDA	301	242	1,036	1,023
Reported Net Earnings (loss) attributable to common shareholders	148	(66)	141	(71)
Comparable Net Earnings attributable to common shareholders	46	1	68	81
Comparable Funds from Operations	225	179	762	729
Cash Flow from Operating Activities	250	165	796	765
Comparable Free Cash Flow	104	61	295	295

Net Earnings (loss) per common share	0.54	(0.25)	0.52	(0.27)
Comparable Net Earnings per share	0.17	0.00	0.25	0.31
Comparable Funds from Operations per share	0.82	0.67	2.79	2.76
Comparable Free Cash Flow per share	0.38	0.23	1.08	1.12
Dividends paid per common share	0.18	0.29	0.83	1.16

The complete report for the year, including MD&A and audited financial statements, the annual information form, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

TransAlta has also filed its 40-F with the U.S. Securities and Exchange Commission. The form is available through their website at www.sec.gov.  Paper copies of all documents are available to shareholders free of charge upon request.

Conference call

We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today to discuss fourth quarter, full year 2014 results and 2015 Outlook.  The call will begin with formal remarks by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting “TransAlta Corporation” as the company and “Brent Ward” as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-800-319-6413 (Canada and USA toll free) or 1-604-638-9010 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A complete copy of TransAlta’s fourth quarter extended news release is available in the Investor Centre section of our website: www.transalta.com.  A transcript of the broadcast will be posted on the website once it becomes available.  Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release contains forward looking statements including, without limitation, statements regarding the business and anticipated financial performance of TransAlta, the development of the South Hedland power station, the ongoing construction of a natural gas pipeline to our Solomon power station in Australia, expected comparable EBITDA and FFO for 2015, expected sustaining capital expenditures for 2015, target fleet availability for 2015, expected cost reductions from the maintenance contract with Alstom and the potential for the dropdown of assets to TransAlta Renewables. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, changes in market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective and timely manner, the effects of weather, disruptions in the source of fuels, water or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices, general economic conditions in the geographic areas where TransAlta operates, any impediments to the construction of our natural gas pipeline to our Solomon power station and the construction of the South Hedland power project and failure to proceed with any dropdown of assets to TransAlta Renewables as a result of failure to agree to commercial terms with the independent directors of TransAlta Renewables, adverse market conditions or failure to obtain any regulatory, shareholder or third party approvals.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com